TYPE:  424B3
SEQUENCE:  1
DESCRIPTION:  PRICING SUPPLEMENT No. 120 OF JP MORGAN-MTN PROGRAM


Pricing Supplement No. 120 Dated July 6, 1999 (To Prospectus Supplement dated May 26, 1998 and Prospectus dated May 21, 1998)

Pursuant to Rule 424(b)(3)
Registration Statement No. 333-51961

J.P. Morgan & Co. Incorporated
60 Wall Street
New York, NY 10260-0060
(212) 483-2323

Medium-Term Notes, Series A
(Fixed Rate Notes)

The Notes constitute shorter term debt securities issued in accordance with regulations made under section 4 of the Banking Act 1987. The Issuer of the Notes is J.P. Morgan & Co. Incorporated, which is not an authorized institution or a European authorized institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with the Notes has not been guaranteed by an authorized institution or a European authorized institution.

Principal Amount:  (pound)50,000,000

If principal amount is stated in other than U.S. dollars, equivalent amount in U.S. dollars: $78,555,000

CUSIP:  61687Y EB9

Trade Date:  July 6, 1999

Settlement Date:  July 27, 1999

Maturity Date:  July 6, 2001

Price to Public (Issue Price):  99.928% of principal amount

Net Proceeds to Issuer:  (pound)49,964,000 (99.928%)

Interest Rate (per annum):  5.75%

Interest Payment Dates: Each January 6 and July 6, commencing January 6, 2000 (subject to Business Day convention described in the Prospectus Supplement).

Record Date(s):  (X) The fifteenth day (whether or not a Business Day) next preceding each Interest Payment Date. ( ) Other:

Day Count Basis:  ( )  30/360
                  ( )  Actual/360
                  (X) Other. Interest will be computed and paid on the basis of the actual number of days in the period in respect of which payment is being made divided by 365 (or, if any portion of that period falls in a leap year, the sum of (A) the actual number of days in that portion of the period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the period falling in a non-leap year divided by 365).

Form: (X) Book-Entry Note (DTC) See "Book Entry System" and "Global Clearance and Settlement Procedures" under "Additional Terms" below.
       ( )  Certificated Note

Redemption:

  (X) The Notes may not be redeemed prior to stated maturity unless certain events occur involving U.S. Taxation. See "Redemption for Tax Reasons" under "Additional Terms" below.
  ( )  The Notes may be redeemed.


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Optional Redemption Date(s):  N/A
Initial Redemption Date:  N/A
Initial Redemption Percentage:  N/A
Annual Redemption Percentage Reduction:  N/A
Modified Payment Upon Acceleration:  N/A

Sinking Fund:  None

Right of Payment:
( ) Subordinated  (X) Unsubordinated

Original Issue Discount:  N/A
Amount of OID:  N/A
Yield to Maturity:  N/A
Interest Accrual Date:  N/A
Initial Accrual Period OID:  N/A

Amortization Schedule:  N/A

Denominations:   (pound)100,000  with  (pound)100,000   integral  multiples
thereafter.

Plan of Distribution:

     The Notes will be sold to J.P. Morgan Securities Ltd. for sale to one or more investors at a fixed public offering price. After the initial public offering of the Notes, the public offering price and any concession or discount may be changed. The Company has agreed to indemnify J.P. Morgan Securities Ltd. against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Terms:

Issuance in Pounds Sterling

An investment in the Notes entails significant risks that are not associated with investments in other Debt Securities. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the U.S. Dollar and the United Kingdom Sterling and the possibility of the imposition or modification of foreign exchange controls by either the United States or foreign governments. Such risks generally depend on factors over which the Company has no control. For example, the exchange rates between the U.S. Dollar and the United Kingdom Sterling are at any moment a result of the supply of, and demand for, each currency. Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic conditions in the United States and the United Kingdom, as well as economic, military and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of government surpluses and deficits in the respective countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments in such countries and in other countries important to international trade and finance.

Also, sovereign governments use a variety of techniques, such as intervention by a country's central bank or imposition of regulatory controls or taxes, to affect the level of interest rates and exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that governmental actions could interfere with or change theretofore freely determined currency valuations and fluctuations in market forces. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. Dollar or the United Kingdom Sterling.

The amounts in United Kingdom Sterling payable by the Paying Agent to DTC with respect to the Notes held through DTC will be paid in United Kingdom Sterling by wire transfer of same day funds to the designated United Kingdom Sterling accounts of DTC participants entitled to receive the relevant payment. The principal of and interest of the Notes will be payable in United Kingdom Sterling. Holders of Notes will receive payment of the principal of and interest on such Notes in United Kingdom Sterling, outside DTC, and will have no right to elect to receive such payment in U.S. dollars.

THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND PROSPECTUS SUPPLEMENT DO NOT DESCRIBE ALL THE RISKS OF AN INVESTMENT IN THE NOTES. THE COMPANY BELIEVES THAT THESE RISKS ARE POTENTIALLY TOO VARIABLE TO ASCERTAIN AND DESCRIBE WITH ANY REASONABLE DEGREE OF CERTAINTY AND THAT PREPARATION OF A LIST OF EVERY POTENTIAL MATERIAL RISK, INCORPORATING EVERY ECONOMIC, FINANCIAL, POLITICAL AND MILITARY CIRCUMSTANCE, AMONG OTHER THINGS, WOULD BE IMPRACTICAL. PROSPECTIVE INVESTORS SHOULD THEREFORE CONSULT THEIR OWN

FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS ENTAILED BY AN INVESTMENT IN THE NOTES. SUCH NOTES ARE NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO ARE UNSOPHISTICATED WITH RESPECT TO FOREIGN CURRENCY TRANSACTIONS.

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information regarding the Close Buying Rate for pounds sterling, expressed in dollars per pound sterling as reported by Reuters.

Such rates are provided solely for the convenience of the reader and should not be construed as a representation that sterling amounts actually represent such dollar amounts or that such sterling amounts could have been, or could be, converted into dollars at that rate or at any other rate.


Calendar Year                    Average(a)   High    Low    At Period End
-------------                    ----------   ----    ---    -------------
1993..............................  $1.50    $1.59   $1.42       $1.48
1994..............................   1.53     1.64    1.46        1.57
1995..............................   1.58     1.64    1.53        1.55
1996..............................   1.56     1.71    1.49        1.71
1997..............................   1.64     1.70    1.58        1.64
1998..............................   1.66     1.72    1.61        1.66
1999 (through June 30, 1999)......   1.62     1.66    1.58        1.58

(a) The average of the Noon Buying Rates on the last business day of each month (other than July 1999) during the relevant period. On July 6, 1999, the Close Buying Rate was $1.57 to (pound)1.00.


Book-Entry System

The Notes will be offered and sold in minimum denominations of 100,000 and integral multiples thereof. The Notes will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository" or "DTC") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") or Cedelbank, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Cedelbank will hold interests on behalf of their participants through customers' securities accounts in Euroclear's and Cedelbank's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. The Chase Manhattan Bank will act as depositary for Euroclear and Citibank, N.A. will act as depositary for Cedelbank (in such capacities, the "U.S. Depositaries"). Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or a successor of the Depository or its nominee.

The Depository's management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." The Depository has informed Participants and other members of the financial community that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the Depository's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, the Depository's ability to properly perform its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom the Depository licenses software and hardware, and third party vendors on whom the Depository relies for information or the provision of services, including telecommunication and electrical utility service providers, among others.

Euroclear advises that it was created in 1968 to hold securities for its participants ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Cedelbank advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedelbank holds securities for its participating organizations ("Cedelbank Participants") and facilitates the clearance and settlement of securities transactions between Cedelbank Participants through electronic book-entry changes in accounts of Cedelbank Participants, thereby eliminating the need for physical movement of certificates. Cedelbank provides to Cedelbank Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedelbank interfaces with domestic markets in several countries. As a professional depositary, Cedelbank is subject to regulation by the Luxembourg Monetary Institute. Cedelbank Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Cedelbank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedelbank Participant, either directly or indirectly.

Distributions with respect to the Notes held beneficially through Cedelbank will be credited to cash accounts of Cedelbank Participants in accordance with its rules and procedures, to the extent received by the U.S.
Depositary for Cedelbank.

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require, the Company will appoint a paying agent and transfer agent in Luxembourg (the "Luxembourg Paying and Transfer Agent") and the holders of the Notes will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg Paying and Transfer Agent.

Individual certificates in respect of Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If Euroclear, Cedelbank or DTC notifies the Company that it is unwilling or unable to continue as a clearing system in connection with a Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Exchange Act, and in each case a successor clearing system is not appointed by the Company within 90 days after receiving such notice from Euroclear, Cedelbank or DTC or on becoming aware that DTC is no longer so registered, the Company will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery of such Global Notes for cancelation.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Cedelbank or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Euroclear and within Cedelbank and between Euroclear and Cedelbank in accordance with procedures established for these purposes by Euroclear and Cedelbank. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Cedelbank and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Cedelbank and DTC.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds. Secondary market trading between Euroclear Participants and/or Cedelbank Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Cedelbank and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Euroclear or Cedelbank Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depository to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Euroclear Participants and Cedelbank Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of Notes received in Euroclear or Cedelbank as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedelbank Participants on such business day. Cash received in Euroclear or Cedelbank as a result of sales of Notes by or through a Euroclear Participant or a Cedelbank Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Euroclear or Cedelbank cash account only as of the business day following settlement in the Depository.

Although the Depository, Euroclear and Cedelbank have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Euroclear and Cedelbank, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Payments of Additional Amounts

The Company will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes such additional amounts as are necessary in order that the net payment by the Company or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or other governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settler, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

               (a) being or having been present or engaged in a trade or business in the United States or having had a permanent establishment in the United States;

               (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

               (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax;

               (d) being or having been a "10-percent shareholder" of the Company as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision; or

               (e) being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into the ordinary course of its trade or business;

          (2) to any holder that is not the sole beneficial owner of the Notes, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settler with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settler, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to any tax, assessment or other governmental charge that is imposed otherwise or withheld solely by reason of a failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Notes, if compliance is required by statute, by regulation or the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

          (5) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Notes, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of items (1), (2), (3), (4),
     (5), (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable hereto. Except as specifically provided under this heading "--Payment of Additional Amounts" and under the heading "--Redemption for Tax Reasons", the Company shall not be required to make any payment with respect to any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

As used under this heading "--Payment of Additional Amounts" and under the heading "--Redemption for Tax Reasons", the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons will also be a United States person. "Non-United States person" means a person who is not a United States person.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this pricing supplement, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts as described herein under the heading "--Payment of Additional Amounts" with respect to the Notes, then the Company may, at its option redeem, in whole, but not in part, the Notes on not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid thereon to the date fixed for redemption.

Notice to Holders

Application has been made to list the Notes on the Luxembourg Stock Exchange. Notices to holders of the Notes will be given at least once by publication in one daily newspaper in the English language of general circulation in London (which is expected to be the Financial Times), and, so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require, in a daily newspaper of general circulation in Luxembourg (which is expected to be Luxemburger
Wort). If publication in either London or Luxembourg is impractical in the opinion of J.P. Morgan, notices shall be published by such means as will, so far as may be reasonably practicable, approximate publication in such newspaper. Such notices will be deemed to have been given on the date of such publication or, if published more than once, on the date of the first publication.


CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.